UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Celestica Inc.

(Exact name of the registrant as specified in its charter)

Ontario, Canada	1-14832	98-0185558
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

5140 Yonge Street, Suite 1900
Toronto, Canada	M2N 6L7
(Address of principal executive offices)	(Zip code)

Robert Ellis

416-448-2721

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Celestica Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2022 to December 31, 2022.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.celestica.com (under “About Us — Compliance and Ethics”)*.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Celestica Inc. as required by Items 1.01 and 1.02 of this Form.

* Information on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Celestica Inc.

By:	/s/ Robert Ellis	May 5th, 2023
	Robert Ellis	(Date)
Chief Legal Officer and Corporate Secretary

Exhibit Index

Exhibit No.	Description

1.01	Conflict Minerals Report of Celestica Inc.